EXHIBIT 99.2

September 29, 2004

VIA TELECOPY AND FEDERAL EXPRESS

Mr. Robert Cummins
Cyberonics, Inc.
Cyberonics Building
100 Cyberonics Blvd.
Houston, TX 77058

Dear Skip:

     I am writing to follow up on our letter of September 14, 2004, your press release of September 15, Cyberonics’ ensuing press releases, conference calls and other public statements, and the September 28 shareholders’ meeting.

     We are disappointed that the Cyberonics Board of Directors has chosen to reject our invitation to discuss a business combination. For the many reasons we carefully outlined in our September 14 letter, we continue to think that the business case for a combination is compelling. We believe that a combination would afford the best financial opportunity for Cyberonics’ shareholders, which would permit them to participate in the ownership of a company with revenues in excess of $200 million focused on the electrical stimulation market.

     Since we made our proposal, however, you have publicly stated that it is your intention to “gain clarity and certainty in a revised depression regulatory plan and timetable,” and Cyberonics has taken steps to try to persuade the FDA to reverse its decision in its “non-approvable letter” by submitting additional data through a PMA-S Amendment. You have stated that it could take 120-180 days or more to obtain an FDA decision on the Amendment. Given the amount of time that could transpire before Cyberonics attains the clarity and certainty it seeks, the Board’s decision not to discuss a combination, and our judgment that it does not make good business sense to try to force the issue, we have decided to withdraw our proposal to discuss a merger in which ANS would have been prepared to offer $22.00 per share payable in a combination of cash and stock. At this time, we will manage our investment in Cyberonics as a shareholder.

     We genuinely wish you the best as you work toward fulfilling your mission. Please call me if you have any questions.

Very truly yours,

Christopher G. Chavez
President and Chief Executive Officer